

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

Bruce Flatt
Chief Executive Officer
Brookfield Asset Management Ltd.
EP 100, Brookfield Place, 181 Bay Street
Toronto, Ontario, Canada M5J 2T3

>    **Re: Brookfield Asset Management Ltd.**
>    **Amendment No. 1 to Draft Registration Statement on Form F-1**
>    **Submitted September 21, 2022**
>    **CIK No. 0001937926**

Dear Bruce Flatt:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form F-1

General

1.  We note recent news publications describing your $30 billion funding partnership with Intel to fund the cost of building new chip-making facilities in Chandler, Arizona. If this agreement is material to your business, please describe it in the prospecuts and file it as an exhibit or tell us why you are not required to do so.

Notice to the Investors, page 2

2.  Revise to clarify that the financial information included in the prospectus has been derived, if true, from the **"audited"** balance sheet of Brookfield Asset Management Ltd. as of July 4, 2022 together with accompanying notes thereto, and also from the **"audited"**

combined consolidated carve-out financial statements of Brookfield Asset Management ULC, as at December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, with the accompanying notes thereto.

Corporate Structure, page 71

3.  We note your response to prior comment 8. Please revise your diagram and related footnote disclosures on page 73 of the simplified corporate structure of the Manager immediately following completion of the Arrangement and the Special Distribution to disclose the following:
    - Revise to disclose the details of the Manager's 0.7% issued and outstanding Class A shares received by Brookfield Reinsurance shareholders, including all entities involved.
    - Revise to disclose if the Corporation is the current or former parent to any entities, and provide a brief narrative for any change thereto.

Pro Forma Financial Information, page 75

4.  We note your responses to prior comments 8, 9 and 10 and your disclosures on the Preliminary Prospectus cover page that the prospectus has been prepared by Brookfield Asset Management Ltd. (the "Manager") and is being furnished to the shareholders of Brookfield Asset Management Reinsurance Partners Ltd. ("Brookfield Reinsurance"), in connection with the planned special dividend or distribution (the "Special Distribution") by Brookfield Reinsurance of Class A limited voting shares of the Manager ("Class A Shares") to the holders of its Class A exchangeable limited voting shares ("Brookfield Reinsurance Class A Shares") and Class B limited voting shares ("Brookfield Reinsurance Class B Shares").

    And, that immediately before Brookfield Reinsurance effects the Special Distribution, Brookfield Asset Management Inc. (the "Corporation") intends to implement a court approved plan of arrangement (the "Arrangement") where upon completion of the Arrangement (i) the shareholders of the Corporation will become shareholders of the Manager, which will acquire a 25% interest in the Corporations asset management business, while retaining their shares of the Corporation.   Please address the following:
    - Provide us with your accounting analysis of the Arrangement and the Special Distribution to Brookfield Reinsurance under U.S. GAAP, including by whom the Special Distribution will be affected.  Refer to ASC 845-10-30; paragraphs 12-13.
    - Tell us and enhance your disclosures to clarify how the Special Distribution to the shareholders of Brookfield Reinsurance of the Manager Class A Shares is reflected in the Pro Forma statements, including if there could be an accounting impact to the Manager depending on how the shareholders of Brookfield Reinsurance elect the payment of Special Distribution as either a dividend or capital reduction.
    - Disaggregate Common Equity – Manager in the Pro Forma balance sheet to present

the underlying individual equity accounts, such as Common Stock Class A, Class B, Additional Paid in Capital and Retained Earnings to reflect the impact of the accounting for the Arrangement and Special Distribution to the Manager.

- Revise your Pro Forma Financial Statement headings to parenthetically refer to "Brookfield Asset Management Ltd. (the Manager)," and also add Manager to the resulting adjusted Pro Forma column heading.
- Revise to present the Manager financial statements as of July 4, 2022. Refer to Rule 3-05(b)(2).
- Tell us your basis for including all of the accounts of Brookfield Asset Management ULC (pro forma)(1) in the Pro Forma financial statements and classifying the related adjustments to eliminate the 75% of the Asset Management Company to be retained by Brookfield Asset Management ULC as Transaction Accounting Adjustments when you define the Arrangement as the contribution by Brookfield Asset Management Inc. of 25% interest in its asset management business in exchange for shares of the Manager to the shareholders of the Corporation.

You may contact Michelle Miller at 202-551-3368 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:     Mile Kurta, Esq.